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                                                                EXHIBIT 99(A)(8)

UNITED STATES
SURGICAL CORPORATION
NEWS RELEASE

FOR IMMEDIATE RELEASE: AUGUST 5, 1997

INVESTOR CONTACT:       U.S. SURGICAL HOME PAGE:        MEDIA CONTACT:
Marianne Scipione       http://www.ussurg.com           Steve Rose
Vice President                                          Director
Corporate Communications                                Media Relations
203-845-1404                                            203-845-1732
marianne.scipione@ussurg.com                            steve.rose@ussurg.com


                    U.S. SURGICAL MAKES NEW TENDER OFFER OF
                    ---------------------------------------
                          $16.50 PER SHARE FOR CIRCON
                          ---------------------------


        NORWALK, Conn. -- United States Surgical Corporation (NYSE:USS) announced today that it has commenced a new cash tender offer for all of the outstanding common shares of Circon Corporation (NASDAQ:CCON) at $16.50 per share.

        "We believe that U.S. Surgical's offer is a highly attractive opportunity for Circon shareholders, with a price/earnings ratio of more that 235 times trailing 12 months' earnings," said Leon C. Hirsch, chairman of USS. "We would still prefer to meet with Circon's management and negotiate a merger on a friendly basis, but they have turned down every request for a meeting.

        "The sales and operating synergies between USS and Circon are significant. Circon is the largest producer of laparoscopic scopes, video systems and endoscopic suction irrigation devices in the United States. These products represent an ideal complement to USS' $500 million minimally invasive product lines. Circon will also provide a major platform for U.S. Surgical to expand its presence in the areas of urology and gynecology. In addition, Circon is the largest producer of uretral stents in the United States and number one in gynecological sterilization products.

        Mr. Hirsch added, "Since USS' original tender offer of August 2, 1996, Circon's financial performance has continuously deteriorated. Circon's latest results clearly demonstrate that Circon management continues to fail to create tangible operational improvements. Operating income for the six month period ended June 30 was down 22% compared to the comparable six months in 1996, while the operating margin for the same period dropped to 4% from 6%. Additionally, second quarter operating income fell more than 25% from first quarter, earnings per share dropped 50% and the operating margin was down to 4% from 5%.

                                    -more-

                 150 Glover Avenue, Norwalk, Connecticut 06856
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        "While Circon's management has touted the fact that their second quarter sales were the highest since the merger with Cabot Medical in August 1995, they failed to mention that second quarter revenues are still lower than the third quarter of 1995 and on an operating basis the quarter just ended is one of the worst in the last eight quarters."

        USS' tender offer is conditioned on, among other things, the acquisition of at least 67% of Circon's shares on a fully diluted basis, the inapplicability of Circon's "poison pill" rights plan and Section 203 of the Delaware General Corporation Law to the offer and USS' proposed merger. The offer and withdrawal rights will expire at 6:00 p.m., New York City time, September 25, 1997. Following the completion of the tender offer, U.S. Surgical intends to consummate a merger in which all remaining shareholders will also receive $16.50 per share.

        USS currently owns 14.8% of outstanding Circon shares, the approximate maximum number of shares USS can purchase without triggering Circon's "poison pill." USS acquired 1,000,100 shares on the open market prior to commencing an $18 per share cash tender offer on August 2, 1996. After amending the original offer twice, USS acquired an additional 973,174 shares in a $14.50 per share cash tender offer that was completed on July 14, 1997.

        Circon shareholders have demonstrated overwhelming support of USS' original and amended tender offers. In December 1996, 7,726,701 shares were tendered, which with the 1,000,100 shares already owned by USS, represented 79% of Circon's common stock not owned by Circon's management and board, based on their September 1996 10-Q and June 1996 proxy statement. In July, the amended offer of $14.50 per share was oversubscribed 400%, with 4,508,000 shares tendered.

        United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.

        Some of the statements contained in this document are forward-looking and are based on management's current expectations. Actual results may differ materially from such expectations due to factors discussed in the "Financial Condition" section of USS' Form 10-K as filed with the Securities and Exchange Commission.

                                    (more)
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        Certain Additional Information: United States Surgical Corporation will be soliciting proxies in opposition to the Board of Directors of Circon Corporation to elect two directors and approve a shareholder proposal at Circon's 1997 Annual Meeting of Shareholders. The following persons may be deemed participants in such solicitation of proxies: United States Surgical Corporation, USS Acquisition Corp., Thomas R. Bremer, Leon C. Hirsch, Pamela Komenda, Marianne Scipione, Scott Spitzer, Charles M. Elson and Victor H. Krulak.

        United States Surgical Corporation is the beneficial owner of 1,959,348 shares of Circon common stock, USS Acquisition Corp. is the beneficial owner of 973,174 shares. Mr. Elson is the beneficial owner of 6,963 shares and Mr. Krulak is the beneficial owner of 6,963 shares of Circon common stock. Mr. Krulak and Mr. Elson received such shares of common stock from United States Surgical Corporation in connection with their agreement to stand for election as a director of Circon. In addition, United States Surgical Corporation has agreed to indemnify Mr. Elson and Mr. Krulak to the extent permitted by applicable law, from and against any and all expenses, liabilities or losses of any kind arising out of any threatened or filed claim, action, suit, or proceeding asserted against or incurred by either Mr. Elson or Mr. Krulak in his capacity as a nominee for election as a director of Circon. Following their election to the Circon Board, if Circon does not provide Mr. Elson and Mr. Krulak with the same indemnification agreements provided to the current directors of Circon, United States Surgical Corporation has agreed to enter into agreements providing the same level of indemnification. United States Surgical Corporation has also agreed to reimburse each of Mr. Elson and Mr. Krulak for his reasonable out-of-pocket expenses, including reasonable fees and expenses of counsel.

        Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the proposed acquisition of Circon, does not admit that it or any of its director, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Act of 1934, as amended, or that such
Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist United States Surgical Corporation in such a solicitation. Wilder Fulford (managing director), John Fowler (managing director), Adam Berger (vice president) and Richard Upton (associate).


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